# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RADCOM LTD, CIK 0001016838
CUSIP: M81865111
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 69719
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312069-26-000061
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 736,011; shared voting power 3,266; sole dispositive power 736,011; shared dispositive power 3,266; aggregate amount beneficially owned 739,277 (4.61% of the class)

## Item 1. Issuer
Name of issuer: RADCOM LTD
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 4. Ownership
Amount beneficially owned: 739277
Percent of class: 4.61
Sole power to vote or to direct the vote: 736011
Shared power to vote or to direct the vote: 3266
Sole power to dispose or to direct the disposition: 736011
Shared power to dispose or to direct the disposition: 3266

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc, Barclays Capital Securities Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (05/14/2026)